Exhibit 99.1

Mazor Robotics Inc. 189 S. Orange Ave., Suite 1850 Orlando, FL 32801 Tel: 1 (800) 80-MAZOR Fax: (407) 591-3560 usa@MazorRobotics-us.com	Mazor Robotics Ltd. PO Box 3104, 5 Shacham St. North Industrial Park, Caesarea 3088900, Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com

Mazor Robotics Received 27 System Orders During Q4 2017; Expects to
Report Record Full Year and Quarterly Revenue

CAESAREA, Israel – January 8, 2018 – Mazor Robotics Ltd. (TASE: MZOR; NASDAQGM: MZOR), a pioneer and a leader in the field of surgical robotic systems, expects to report record revenue of approximately $65 million for the full year ended December 31, 2017.  In addition, the Company expects to report record revenue of approximately $19 million for the fourth quarter, which is the Company’s strongest quarter for system orders and revenue.

In the fourth quarter of 2017, the Company received purchase orders for 27 robotic guidance systems. This is the first full quarter since Medtronic assumed exclusive worldwide distribution of the Mazor X™ system for spine surgeries, as part of the second phase of the commercial agreement between the companies.

The 27 orders are comprised of:

•	24 Mazor X systems, of which 23 were ordered by Medtronic.
•	Three Renaissance system purchase orders from a U.S. customer and distribution partners in Germany and Thailand.

The Company’s system backlog on December 31, 2017 was 16 systems (14 Mazor X and two Renaissance systems).

“The fourth quarter results demonstrate the successful and smooth transition of the Mazor X sales and marketing activities to Medtronic,” commented Ori Hadomi, Chief Executive Officer.  “In addition, the co-development of innovative robotic spine solutions with Medtronic continues to make progress. At the same time, we are maximizing the market opportunities for Renaissance and evaluating potential new indications for our technologies.”

For the 2017 full year, the Company received purchase orders for 73 systems, of which 64 were for the Mazor X system.  The Company anticipates that Medtronic's assumption of global commercial responsibility for the Mazor X will lead to increased market penetration and an accelerated number of Mazor X system installations during the coming years. As previously reported, from a financial results perspective, the anticipated revenue from Mazor X capital systems and disposables will be affected by the distribution model pricing with Medtronic. Therefore, the Company is currently anticipating modest revenue growth for 2018 compared to the preliminary 2017 record revenue of $65 million.   As previously disclosed, the distribution agreement with Medtronic is expected to reduce the Company’s full year 2018 sales and marketing expenses and deliver significant savings. Beyond 2018, revenue growth is expected to accelerate and be driven primarily by the expanding installed base and increased recurring revenues.

Effective with the first quarter of 2018, due to the commencement of the exclusive worldwide distribution agreement with Medtronic and consistent with industry practice, the Company will no longer provide preliminary results for revenue, orders received and backlog. This information will be reported in full, as part of the quarterly and annual financial results releases.

The Company intends to report its financial results for the fourth quarter and full year ended December 31, 2017 in mid-February and will issue a press release with the specific time, dial-in credentials and webcast details.  The full year results are expected to include an adjusted increase in 2017 third quarter revenue from $17.2 million to $18.6 million due to system deliveries to Medtronic which had been incorrectly recorded as delivered after the third quarter ended on September 30, 2017. Amended financial results for three and nine months ended September 30, 2017 are available through the Company's website at https://www.mazorrobotics.com/index.php/investors-relations/financial-reports.

About Mazor

Mazor Robotics (TASE: MZOR; NASDAQGM: MZOR) believes in healing through innovation by developing and introducing revolutionary robotic technologies and products aimed at redefining the gold standard of quality care. Mazor Robotics Guidance Systems enable surgeons to conduct spine and brain procedures in an accurate and secure manner. For more information, please visit www.MazorRobotics.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Any statements in this release about future expectations, plans or prospects for Mazor, including without limitation, statements regarding the expected revenue for the full year and fourth quarter of 2017, the evaluation of new indications for its technologies, the increased market penetration and accelerated number of Mazor X installation during the coming years, the effect of the distribution model pricing with Medtronic on the anticipated  revenue from Mazor X capital systems and disposables, the expected adjustment in third quarter 2017 revenues, the timing of reporting of full year and fourth quarter financial results, the expected reduction in sales and marketing expense in 2018, the expected modest revenue growth for 2018 compared to preliminary 2017 record revenue, the expected growth beyond 2018, and other statements containing the words “believes,” “anticipates,” “plans,” “expects,” “will” and similar expressions are forward-looking statements.  These statements are only predictions based on Mazor's current expectations and projections about future events. There are important factors that could cause Mazor's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, and other factors indicated in Mazor's filings with the Securities and Exchange Commission (SEC) including those discussed under the heading "Risk Factors" in Mazor’s annual report on Form 20-F filed with the SEC on May 1, 2017 and in subsequent filings with the SEC. For more details, refer to Mazor's SEC filings.  Mazor undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

U.S. Contacts: EVC Group

Michael Polyviou/Doug Sherk – Investors
mpolyviou@evcgroup.com: dsherk@evcgroup.com
732.232.6914; 646-445-4800